Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310  fax 913-663-2239

February 23, 2009

Karl Hiller, Branch Chief

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 9, 2008

Response Dated January 15, 2009

File No. 1-10077

Dear Mr. Hiller:

We have reviewed your comments sent February 18, 2009 regarding the financial statements included in our recent filings and are returning our written responses.  We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

Your comments and our responses are as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.

Please submit the revisions that you propose to each of your subsequent interim reports to conform with those you are making to your annual report.

Response:

We have attached marked revised interim reports for the three quarters ending March 31, 2008, June 30, 2008 and September 30, 2008.  These have been revised to conform to the Form 10K/A for the year ended December 31, 2007.

Financial Statements

General

2.

We note that you have labeled individual line items on your Balance Sheet and Statements of Stockholders’ Deficit as restated. Please revise these Statements to indicate that amounts as of December 31, 2006 were restated in the column heading on your Balance Sheet, and that the line item total as of December 31, 2006 was restated on your Statement of Stockholders’ Deficit.

Response:

We have removed the restated indication on the lines and added the indication to the column headings of the balance sheets and added the restated indication to the December 31, 2006 line on the Statement of Stockholders’ Deficit.

Audit Report, page 35

3.

We have read your response to prior comment 1 and note that your auditors have revised the language in their report to indicate that the cumulative period from March 15, 1995 through December 31, 2007 is unaudited. Since you are presenting audited financial statements for the fiscal periods ended December 31, 2007 and 2006, it appears that you should re-label the heading of your Statements of Stockholders’ Deficit to indicate that the activity from March 15, 1995 through December 31, 2005 is unaudited.

Response:

We have changed the headings on the Statements of Stockholders’ Deficit to indicate that the activity from March 15, 1995 through December 31, 2005 is unaudited

Note 3 — Related Party Transactions. page 51

4.

Expand your disclosure to include further details about your borrowing of 9,000,000 shares of Zeehan Zinc common stock in connection with your sale of those shares in December 2007. We understand that of these shares that you sold, 1,359,597 were sold on behalf of the lending parties, and that you recorded a liability of $518,013 representing your obligation to repay the funds received for the sale of these shares.

Please disclose the date that you returned the 7,640,403 shares, and indicate how you accounted for this obligation between the date of receiving the shares and the date of returning the shares. Disclose the reasons you were compelled to borrow these shares, rather than sell the Zeehan Zinc common shares that you already owned. It should be clear why you were unable to sell the shares that you already owned.

Response:

In explanation, we sold the Zeehan shares to generate proceeds to repay a loan that had been called for early redemption by the lender under threat of foreclosure.  We had negotiated the sale of the Zeehan shares to a third party buyer and were prepared, as agreed, to deliver appropriate share certificates and guaranteed transfer documents to the buyer at closing on a date adequate to meet the deadline for the repayment.  At the closing in Beijing, the third party buyer changed their requirements to demand that the Zeehan shares be acknowledged and held in a brokerage escrow account before they would fund their purchase.  The time required to convert and transfer the certificated shares to the escrow account would not meet the deadline for repayment of the loan.  We were able to locate other Zeehan shareholders that were willing and able to quickly transfer Zeehan shares held in their brokerage accounts.  They transferred their Zeehan shares to the third party buyer, who then made payment of the sale price to Empire and the note was timely repaid.  We immediately prepared documentation and arranged transfer of the Zeehan shares owned by Empire to repay the share loans.  Due to the short time between arranging to borrow the Zeehan shares and arranging transfer of Zeehan shares to repay the loan, we did not separately report the liability to repay the borrowed shares.  The share repayments were completed as instructed in spite of unexpected delays that were incurred in execution of the instructions.

We will enhance disclosure of this aspect of the transactions as follows:

“In December 2007, the company sold its interest of 7,641,403 common shares in Zeehan Zinc Limited. Proceeds of this sale were used to repay the $4,000,000 floating rate note payable to Wind City, Inc. that had been called for early redemption by the lender.  This sale transaction was completed under significant time restraints that did not allow the company to meet the buyers share escrow requirements by delivering the Zeehan share certificates held by the company.  To comply with the timing required to complete the sale transaction, the company arranged transfer of Zeehan shares to the buyer from other Zeehan shareholders and immediately arranged transfer of the share certificates held by the company to those shareholders in repayment.  ….’

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan Zinc Limited, page 61.

Acquisition of Pacific Rim Foods. Ltd., page 61

5.

Expand your disclosure to identify all of the assets and liabilities held by Pacific Rim Foods Ltd. that you acquired in March 2006; and to clarify that shares you may have issued to that entity do not represent assets being acquired.

Response:

We have amended our disclosure to clarify that there were no assets or liabilities held by Pacific Rim at the date of acquisition in March 2006, as follows:

In March 2006, Empire issued 9 million shares of common stock to acquire a 51% interest in Pacific Rim Foods, Ltd., a company newly created to develop food production and canning operations in China. The remaining initial shareholders of Pacific Rim are a director of Empire and a management company controlled by that director.  Neither of which contributed initial or subsequent capital investment.  At the time of the acquisition, Pacific Rim Foods was newly created and had no assets or liabilities.  Empire provided an additional working capital loan in the amount of $300,000, which along with the 9 million shares represented the total assets of Pacific Rim Foods, approximately $1.6 million, and qualified Empire as the primary beneficiary of Pacific Rim.  The $300,000 loan is the only asset of Empire that is subject to the claims of creditors of Pacific Rim Foods.

6.

We have read your response to prior comment 4, indicating that you believe you are the primary beneficiary of Pacific Rim Foods, Ltd., considering your interests plus those of the  minority shareholder, reasoning that since this individual is a director of Empire Energy Corporation International, he would be regarded as a de facto agent, as described in Paragraph 16 of FiN 46(R).

Please expand your disclosure under Note 1 on page 45 to describe your accounting policy as it relates to the consolidation of this entity, explain how you determined that you were more closely associated with this entity, following the guidance in paragraph 17 of FIN 46(R), and provide the disclosures required by paragraph 23 of FIN 46(R).

Please also identify all other entities being consolidated under that heading.

Response:

We have added the following disclosure to Note 1 on page 45:

“We currently have four wholly-owned subsidiaries, Great South Land Minerals Limited, Cyber Finance Group Limited, Bob Owen & Co., and Expedia International and own 45% of Pacific Rim Foods, Ltd.  The substantial minority shareholder of Pacific Rim Foods is a management company that is controlled by an individual that is a director of Empire and a de facto agent for Empire.  In addition, Empire invested or loaned substantially all of the initial capital and working capital in Pacific Rim Foods, leaving Empire exposed disproportionately to the expected losses of Pacific Rim.  Accordingly Pacific Rim continues to be consolidated with Empire.”

Technology License, page 62

7.

We have read your response to prior comment 5, concerning your accounting for the cancellation of the technology agreement during 2007, and understand that you now intend to restate your financial statements to recognize a gain on the transaction involving the reacquisition of your common shares along with shares of Zeehan Zinc. Tell us how this would be consistent with the guidance in paragraph 7 of Chapter 1 .B of ARB 43, and paragraph 3 of FTB 85-6, if that is your view. Otherwise, please reformulate your response and submit the revisions that you propose to clarify.  Please contact us by telephone if you require further clarification or guidance.

Response:

On further review and consideration of the authority cited, we have reformulated our analysis and determined that the reacquisition of our shares related to the cancellation of the technology license will be recorded without gain or loss.  Reacquisition of the Zeehan Zinc shares will be recorded at the market value of those shares.  The remainder of the cost of the cancelled contract will be charged to capital and the shares cancelled.  The financial statements have been revised and note on page 62 changed accordingly.

Controls and Procedures, page 24

8.

Please disclose the information required about any changes in your internal control over financial reporting that occurred during your most recently completed fiscal quarter to comply with Item 308(c) of Regulation S-B.

Response:

We added the following disclosure to Item 8A(T) Controls and Procedures:

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during its fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Closing Comments

In connection with our responses to your comments, we acknowledge that:

*

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

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